NO ACT

PE
12-30-09



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



10010673

February 26, 2010

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 02-26-2010

Thomas H. Tamoney, Jr.
Senior Vice President, Deputy General Counsel and
Assistant Secretary
PepsiCo, Inc.
700 Anderson Hill Road
Purchase, NY 10577

Re: PepsiCo, Inc.
Incoming letter dated December 30, 2009

Dear Mr. Tamoney:

This is in response to your letter dated December 30, 2009 concerning the shareholder proposal submitted to PepsiCo by the National Legal and Policy Center. We also have received letters from the proponent dated January 13, 2010 and February 14, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Peter Flaherty
President
National Legal and Policy Center
107 Park Washington Court
Falls Church, VA 22046

February 26, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: PepsiCo, Inc.
Incoming letter dated December 30, 2009

The proposal requests a report on PepsiCo's process for identifying and prioritizing legislative and regulatory public policy advocacy activities that includes information specified in the proposal.

We are unable to concur in your view that PepsiCo may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that PepsiCo may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that PepsiCo may exclude the proposal under rule 14a-8(i)(7). In our view, the proposal focuses primarily on PepsiCo's general political activities and does not seek to micromanage the company to such a degree that exclusion of the proposal would be appropriate. Accordingly, we do not believe that PepsiCo may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Jan Woo
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

National Legal and
Policy Center

"promoting ethics in public life"

February 14, 2010

VIA EMAIL: shareholderproposals@sec.gov

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.W.
Washington, DC 20549

Re: Shareowner Proposal of the National Legal and Policy Center to PepsiCo under Exchange Act Rule 14a-8

Dear Ladies and Gentlemen:

This letter is submitted on behalf of the National Legal and Policy Center ("NLPC") in additional response to a December 30, 2009 request from PepsiCo to the Division of Corporation Finance ("Staff") for a no-action letter concerning the above-captioned shareowner proposal.

In addition to the reasons cited in our first response of January 13, 2010, NLPC cites another reason to deny PepsiCo's request for a no-action letter:

I. The Staff has previously denied a no-action request on a substantially similar proposal.

The Proposal is substantially similar to that in *JPMorgan Chase & Co. (March 7, 2008)* in which the Staff ruled that the company could not exclude a proposal requesting a report on the company's lobbying priorities. The instant Proposal is substantially the same as in the proposal in *JPMorgan Chase & Co.*

107 Park Washington Court • Falls Church, VA • 22046
703-237-1970 • fax 703-237-2090 • www.nlpc.org

Conclusion

Based upon the forgoing analysis, we respectfully request that the Staff reject PepsiCo's request for a "no-action" letter concerning the Proposal. If the Staff does not concur with our position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of its response. Also, we request to be party to any and all communications between the Staff and PepsiCo and its representatives concerning the Proposal.

A copy of this correspondence has been timely provided to PepsiCo and its counsel. In the interest of a fair and balanced process, we request that the Staff notify the undersigned if it receives any correspondence on the Proposal from PepsiCo or other persons, unless that correspondence has specifically confirmed to the Staff that the Proponent or the undersigned have been timely provided with a copy of the correspondence. If we can provide additional correspondence to address any questions that the Staff may have with respect to this correspondence or PepsiCo's no-action request, please do not hesitate to call me at 703-237-1970.

Sincerely,



Peter Flaherty
President

cc: Thomas H. Tamoney, Jr., Senior Vice president, Deputy General Counsel and Assistant Secretary, PepsiCo

National Legal and Policy Center
"promoting ethics in public life"



January 13, 2010

VIA FEDEX OVERNIGHT DELIVERY

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.W.
Washington, DC 20549

Re: Shareowner Proposal of the National Legal and Policy Center to PepsiCo under Exchange Act Rule 14a-8

Dear Ladies and Gentlemen:

This letter is submitted on behalf of the National Legal and Policy Center ("NLPC") in response to a December 30, 2009 request from PepsiCo to the Division of Corporation Finance ("Staff") for a no-action letter concerning the above-captioned shareowner proposal.

We believe PepsiCo's request is without merit and that it should not be granted for several obvious reasons.

PepsiCo alleges that the Proposal is impermissibly vague and indefinite so as to be inherently misleading and/or the Proposal deals with ordinary business operations.

The Proposal is not vague or misleading. It is quite specific in asking for a report on "legislative and regulatory public policy advocacy activities." Indeed, it is far easier to understand than the various theories advanced by PepsiCo about how it might be misunderstood. For instance, PepsiCo speculates that such activities could include charitable contributions, although the Proposal does not ask for a report on charitable contributions.

PepsiCo alleges that we fail to define key terms, and suggests that "shareholder value" might be a mysterious concept to PepsiCo's management and shareholders. PepsiCo CEO Indra Nooyi, however, uses the term repeatedly in communications with the public. Indeed, it appears prominently on the PepsiCo website in a Q & A with Nooyi who states:

> *Our approach to creating superior financial performance is straightforward - drive shareholder value.*

107 Park Washington Court • Falls Church, VA • 22046
703-237-1970 • fax 703-237-2090 • www.nlpc.org

In response to the allegation that the Proposal deals primarily with ordinary business operations, I note that PepsiCo is a high-profile participant in controversial public policy debates that have little to do with its core mission of selling sugary drinks and salty snacks. For example, PepsiCo is a member of the U.S. Climate Action Partnership, which advocates a system of "cap and trade" to reduce carbon emissions. (See http://www.us-cap.org/). Cap and trade legislation is currently stalled in the United States Senate in the wake of vigorous public debate, intensified by media coverage of the Copenhagen conference and the "Climategate" scandal.

PepsiCo does raise one valid point about the Proposal in its lack of a timetable for issuance of the requested report. This was an oversight. We propose to correct the Proposal by inserting "annually" before "report" in the second paragraph.

Conclusion

Based upon the forgoing analysis, we respectfully request that the Staff reject PepsiCo's request for a "no-action" letter concerning the Proposal. If the Staff does not concur with our position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of its response. Also, we request to be party to any and all communications between the Staff and PepsiCo and its representatives concerning the Proposal.

A copy of this correspondence has been timely provided to PepsiCo and its counsel. In the interest of a fair and balanced process, we request that the Staff notify the undersigned if it receives any correspondence on the Proposal from PepsiCo or other persons, unless that correspondence has specifically confirmed to the Staff that the Proponent or the undersigned have been timely provided with a copy of the correspondence. If we can provide additional correspondence to address any questions that the Staff may have with respect to this correspondence or PepsiCo's no-action request, please do not hesitate to call me at 703-237-1970.

Sincerely,



Peter Flaherty
President

cc: Thomas H. Tamoney, Jr., Senior Vice president, Deputy General Counsel and Assistant Secretary, PepsiCo



PEPSICO



Tropicana



700 Anderson Hill Road, Purchase, New York 10577

December 30, 2009

Re: PepsiCo, Inc. –
Shareholder Proposal Submitted by the National Legal and Policy Center

Office of Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
(via email: shareholderproposals@sec.gov)

Dear Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 (as amended, the "Exchange Act"), PepsiCo, Inc. ("PepsiCo" or the "Company"), a North Carolina corporation, is writing with respect to the shareholder proposal (the "Proposal") and supporting statement received by the Company on November 23, 2009 from the National Legal and Policy Center (the "Proponent") requesting a report describing certain Company policies and procedures related to the identification and prioritization of public policy advocacy activities for inclusion in the proxy materials that PepsiCo intends to distribute in connection with its 2010 Annual Meeting of Shareholders (the "2010 Proxy Materials").

PepsiCo expects to file its 2010 Proxy Materials with the Securities and Exchange Commission (the "Commission") no earlier than March 24, 2010. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted to you no later than 80 calendar days before PepsiCo intends to file its definitive 2010 Proxy Materials. Pursuant to Staff Legal Bulletin No. 14D (CF), *Shareholder Proposals* (November 7, 2008), question C, we have submitted this letter to the Commission via email to shareholderproposals@sec.gov. A copy of the Proposal and supporting statement is attached to this letter as Exhibit A. In addition, pursuant to Rule 14a-8(j), a copy of this submission is being sent simultaneously to the Proponent. This letter constitutes PepsiCo's statement of the reasons it deems the omission of the proposal to be proper.

THE PROPOSAL

The Proposal states that:

RESOLVED, The shareholders request the Board of Directors, at reasonable cost and excluding confidential information, report to shareholders on the Company's process for identifying and prioritizing legislative and regulatory public policy advocacy activities. The report should:

1. Describe the process by which the Company identifies, evaluates and prioritizes public policy issues of interest to the Company;

2. Identify and describe public policy issues of interest to the Company;

3. Prioritize the issues by importance to creating shareholder value; and

4. Explain the business rationale for prioritization.

A copy of the Proposal is attached to this letter as Exhibit A.

BASES FOR EXCLUSION

PepsiCo hereby respectfully requests that the staff (the "Staff") of the Commission's Division of Corporation Finance concur in our view that the Proposal may be excluded from the 2010 Proxy Materials pursuant to:

I. Rule 14a-8(i)(3), because the Proposal is impermissibly vague and indefinite so as to be inherently misleading; and/or

II. Rule 14a-8(i)(7) because the Proposal deals with a matter relating to the Company's ordinary business operations (i.e., evaluating the impact of government regulation on the Company and involving the Company in the political or legislative process relating to specific legislative initiatives).

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because It Is Impermissibly Vague and Indefinite So As To Be Inherently Misleading.

Rule 14a-8(i)(3) permits a company to omit a stockholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including

Rule 14a-9, which prohibits materially false or misleading statements in proxy solicitation materials. The Staff has stated that a proposal will violate Rule 14a-8(i)(3) when "the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B, Section B.4 (Sept. 15, 2004); see also *Idacorp, Inc.* (Sept. 10, 2001); *Philadelphia Electric Co.* (July 30, 1992).

The Staff has previously permitted companies to exclude stockholder proposals under Rule 14a-8(i)(3) where proposals have failed to define key terms or where the meaning and application of terms or standards under the proposals may be subject to differing interpretations since "any action ultimately taken by the [c]ompany upon implementation of the proposal could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (Mar. 12, 1991) (permitting exclusion of a proposal because terms such as "any major shareholder" would be subject to differing interpretations); see also *Verizon Communications Inc.* (Feb. 21, 2008) (permitting exclusion of a proposal seeking to adopt a new policy for senior executive compensation but failing to define critical terms in the proposal such as "Industry Peer group" and "relevant period of time"); *Bank of America Corp.* (avail. June 18, 2007) (concurring with the exclusion of a proposal calling for the board of directors to compile a report "concerning the thinking of the Directors concerning representative payees" as "vague and indefinite"); *Safescript Pharmacies, Inc.* (Feb. 27, 2004) (permitting exclusion of a proposal requesting that stock options be "expensed in accordance with FASB guidelines" where FASB permitted two methods of expensing stock-based compensation); *Pfizer Inc.* (Feb. 18, 2003) (permitting exclusion of a proposal requesting that the board make all stock options to management and the board of directors at no less than the "highest stock price," where "highest stock price" was subject to multiple interpretations); and *Puget Energy, Inc.* (avail. Mar. 7, 2002) (concurring with the exclusion of a proposal requesting that the company's board of directors "take the necessary steps to implement a policy of "improved corporate governance").

Similar to the proposals above, the Proposal at hand fails to define key terms, leaving such terms subject to differing interpretations. For instance, the Proposal requests a report detailing certain "public policy advocacy activities." The precise activities that are to be the subject of the report are wholly undefined. Different meanings of "public policy" exists in its ordinary use. It is unclear whether the Proposal means to cover activities that pertain to traditional lobbying activities related to laws and regulation or to an assessment of the impact legislative and regulatory policies and the Company's responses or whether they would also include PepsiCo's position on any number of matters as it makes ordinary business decisions about advertising and marketing, the sale of goods and services and charitable giving. For example, "public policy" could be broad enough to included choices involving the selection of donations of money, food and services, sponsoring certain types of marketing events such as PepsiCo's involvement with sporting events that donate proceeds to charities, sponsoring public service commercials or similar print advertisements, and its role in the debate surrounding its products and nutrition. Since the term is undefined, shareholders voting on the Proposal could both reasonably assume that the term is narrowly intended to mean activities akin to lobbying, or believe that it encompasses a wider range of PepsiCo's activities as indicated above. Therefore, shareholders will not fully understand what they are being asked to vote on, and if passed, PepsiCo will not understand what shareholders are asking to implement.

In addition, the resolution requests the Company to prioritize public policy issues by "importance to creating shareholder value." The term "shareholder value" remains undefined throughout the Proposal and as such may be interpreted as either a focus on market capitalization, the issuance of dividends or even stock price. It could also be interpreted to mean something without measurable economic value, as the supporting statement discusses concerns with "negative publicity, criticism and boycotts." The supporting statement also explains the need for such a report in order to avoid general harm to shareholders rather than directly through ownership of Pepsi stock, as it describes possible harm to "shareholder value" from public policy positions that are "contrary to the economic interests of consumers who buy Company products, or the preservation of the free-enterprise system as a whole." Since the Proposal fails to define these key terms and instead leaves these terms open to different interpretations, the Proposal should be excluded for using vague and indefinite terms.

In addition, the Staff has long recognized that a proposal may be omitted where it does not specify the means for its implementation. See *Safescript Pharmacies, Inc.* (Feb. 27, 2004) (permitting exclusion of a proposal requesting that stock options be "expensed in accordance with FASB guidelines" where FASB permitted two methods of expensing stock-based compensation); *Pfizer Inc.* (avail. Feb. 18, 2003) (concurring with the exclusion of a proposal requesting that options be made at the "highest stock price" without specifying the method to be used to determine such price); *Woodward Governor Co.* (Nov. 26, 2003) (permitting exclusion of a proposal requesting that "compensation" of executives be based on "stock growth," but not specifying whether it addressed all executive compensation or merely stock-based compensation); *Middle South Utilities Inc.* (Mar. 14, 1984)(excluded proposal requiring director's ownership of at least 250 shares, but no means for implementation); *Gannett Co., Inc.* (Feb. 24, 1998) (proposal excluded because it was "unclear what action the Company would take if the proposal were adopted."); *Duquesne Light Co.* (Jan. 6, 1981) (excluded proposal requiring the establishment of a national utility stockholders union, but no means for implementation); and *A.H. Belo Corp.* (Jan. 29, 1998) (proposal excluded because "neither the shareholders voting on the proposal, nor the Company, would be able to determine with reasonable certainty what measures the Company would take if the proposal was approved").

The Proposal at hand is devoid of any guidance that would allow the Company to determine whether or not it had satisfied its obligation to "report" to the shareholders. The resolution is completely silent as to the timing of the Board's reporting obligations. It is unclear whether this report is to be issued annually, quarterly or is a one-off, one time report. Considering that the report is to provide the prioritization of "issues of importance" to the Company, it would be challenging to prepare a report without a specific timeframe to rank the issues of importance. Furthermore, the supporting statement obligates the Company to prioritize its advocacy activities "based on [a] sound, fact-based analysis." Neither the resolution nor the supporting statement provides any guidance as to how the Company should implement the "sound, fact-based analysis" methodology to the prioritization of "advocacy activities." The only insight provided in the Proposal to guide the Company is for it not to consider "political correctness", "pressure from anti-business activists", nor "the ideological preferences of Company executives". These terms are by their nature vague and indefinite. "Political correctness" generally has multiple meanings depending on the perspective of the user of the term. Whether an activist is "anti-business" is difficult to discern, and in fact any "activist" that seeks to interfere in PepsiCo's business decisions and activities in ways that cost the company time and money, regardless of the position advocated, may be deemed "anti-business." These purported guidelines are themselves too vague to discern the meaning of "sound, fact-based analysis," which is then left open to speculation by both shareholders voting on the Proposal and the Company in possible implementation.

Furthermore, the method of "prioritization" of the report is inconsistent. In the resolution, bullet point #1 instructs the Company to explain its process of prioritizing public policy issues, while bullet point #3 directs the Company to prioritize these issues by "shareholder value" which then assumes already that this is how the Company should be making its priority determinations. Bullet point #4 again requires the Company to explain the business rationale for the prioritization of its public policy interests, which conflicts with bullet point #3 that requires prioritization of these issues by "shareholder value." To make matters worse, the Proposal's supporting statement emphasizes that the Company prioritize its public policy interests based on the undefined methodology of a "sound, fact-based analysis." Accordingly, these inconsistencies would serve to confuse and mislead PepsiCo's shareholders.

The Staff has found that a company may properly exclude entire stockholder proposals where the proposals contained false and misleading statements or omitted material facts necessary to make such proposals not false and misleading. See *North Fork Bancorporation, Inc.* (Mar. 25, 1992). See also *H.J. Heinz Company* (May 25, 2001) (permitting exclusion of a proposal that requested full implementation of SA8000 Social Accountability Standards but did not clearly set forth the obligations that would be imposed on the company).

Clearly, the Proposal lacks specificity, fails to define key terms and contains vague and indefinite references. As a result, neither stockholders nor the Company would be able to determine with any reasonable certainty exactly what actions or measures each of the Proposals would require and any action taken by the Company could be significantly different from the actions envisioned by stockholders voting on the Proposals. Accordingly, the Company believes it may properly omit the Proposal pursuant to Rule 14a-8(i)(3) because the Proposals are vague and indefinite and therefore materially false and misleading in violation of Rule 14a-9.

II. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Deals With Matters Related To the Company's Ordinary Business Operations.

Under well-established precedent, we believe that the Company may exclude the Proposal pursuant to Rule 14a-8(i)(7) because it "deals with a matter relating to the company's ordinary business operations." According to the Exchange Act Release No. 40018 (available May 21, 1998) (the "1998 Release"), the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." In the 1998 Release, the Commission described the two "central considerations" for the ordinary business exclusion. The first was that certain tasks were "so fundamental to management's ability to run a company on a day-to-day basis" that they could not be subject to direct stockholder oversight. *Id.* The second related to the "degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.*

The Staff also has stated that a proposal requesting the dissemination of a report may be excludable under Rule 14a-8(i)(7) if the substance of the report is within the ordinary business of the issuer. See Exchange Act Release No. 20091 (Aug. 16, 1983). In addition, the Staff has indicated, "[where] the subject matter of the additional disclosure sought in a particular proposal involves a matter of ordinary business... it may be excluded under rule 14a-8(i)(7)." *Johnson Controls, Inc.* (avail. Oct. 26, 1999).

Here, in order to prepare the public policy report requested by the Proponent, the Proposal would require the Company to report "the process by which the Company identifies, evaluates and prioritizes public policy issues of interest" and to "[e]xplain the business rationale for prioritization" of these public policy issues. Both of these requirements fall squarely into the ordinary business exception as they seek to have the Company assess and evaluate its public policy interests and as they relate to the Company's core ordinary business matters. The Staff consistently has concurred that proposals seeking reports which assess and evaluate a company's legislative, policy and/or regulatory actions are ordinary business matters. For example, in *Microsoft Corp.*

(avail. Sept. 29, 2006), the Staff concurred in the exclusion of a proposal calling for an evaluation of the impact on the company of expanded government regulation of the Internet. Additionally, in *General Electric Co.* (avail. Jan. 17, 2006), the Staff concluded that a proposal relating to a report assessing the impact of a flat tax was properly excludable under Rule 14a-8(i)(7) as relating to GE's "ordinary business operations (i.e., evaluating the impact of a flat tax on GE)." See also *Verizon Communications Inc.* (avail. Jan. 31, 2006) (same); *Citigroup Inc.* (avail. Jan. 26, 2006) (same); *Johnson & Johnson* (avail. Jan. 24, 2006) (same). Likewise, in *PepsiCo, Inc.* (avail. Mar. 7, 1991), the Staff concurred that a proposal calling for an evaluation of the impact on the company of various health care reform proposals being considered by federal policy makers could be excluded from the company's proxy materials in reliance on Rule 14a-8(i)(7). See also *Niagara Mohawk Holdings, Inc.* (avail. Mar. 5, 2001) (permitting exclusion under the predecessor to Rule 14a-8(i)(7) of a proposal requesting that the company prepare a report evaluating pension-related issues being considered in federal regulatory and legislative proceedings); *Electronic Data Systems Corp.* (avail. Mar. 24, 2000) (concurring in the exclusion of a similar proposal under Rule 14a-8(i)(7)).

As with each of the proposals discussed above, the Proposal at issue requests a report on, and seeks to direct the Company's public policy advocacy activities. At minimum, that must include legislative and regulatory reforms and other "public policy issues of interest" affecting the Company's products, services and operations. For example, the current environmental debate and possible legislation could have important impacts on the company's products and services, including the costs of goods. Another example would be concerns about the affect of certain products, including the Company's products, on childhood nutrition. While these two issues are quite different, both relate to "public policy issues" that would affect the Company's business.

An assessment of and approach to legislative or regulatory public policy advocacy activities impacting many aspects of the Company's business is a customary and important responsibility of management, and is not a proper subject for shareowner micro-management. The Company devotes significant time and resources to monitoring its compliance with existing laws and participating in the legislative and regulatory process and to anticipate new laws, including taking positions on legislative and regulatory policies that are in line with the best interests of the Company. This process involves the study of a number of factors, including the likelihood that participating in public policy efforts will be successful and the anticipated effect of specific regulations on the Company's financial position. The Company may, instead of waiting for new laws, undertake voluntary initiatives and change its business practices. Likewise, decisions as to how and whether to support particular issues or initiatives, or whether to participate otherwise in the public policy process or to participate in other issues of interest to the Company by taking an active role in public policy issues, necessarily involve complex business decisions about the allocation of limited resources, the branding and marketing of the Company's image and its reputation and the possible changes to the Company's products. Public policy matters could include not only focusing on the law-making process, but also the Company's association with non-profit organizations, non-governmental organizations, affiliations with sports teams or as part of celebrity endorsements. As a consumer products company, PepsiCo is highly aware of the key role that its brands play in its marketing and sales efforts, and carefully considers a host of factors before deploying its brands to support any public policies. As such, PepsiCo must consider the implications of the impact of public policy matters on the Company's business, the use of corporate resources and the interaction of such efforts with other efforts and public policy communications by the Company. Shareowners are not positioned to make such intricate judgments. Rather, determining appropriate legislative and public policy issues about which to advocate on behalf of the Company and assessing the impact of such issues are matters more appropriately addressed by management and the Company's Board of Directors. Thus this Proposal should be excludable under Rule 14a-8(7).

Furthermore, the Proposal differs from proposals that raise significant social issues. In *Apache Corporation* (March 5, 2008) ("Apache "), despite a proposal relating to equal employment policies and discrimination, the Staff concurred with the company's exclusion of the proposal because several of the principles set forth in the proposal related to core ordinary business matters, including how the company's advertising policy, marketing policies, how it sells products, and its charitable giving practices. In particular, the Staff found that, on the whole, the proposal related to the ordinary business of the company and did not raise a significant overriding social policy and it noted " . . .in particular that some of the principles relate to Apache's ordinary business operations." (emphasis added) The matter was recently litigated by the proponent. See *Apache Corporation v. The New York City Employees' Retirement System* (No. H-08-1064, 2008 U.S. Dist. LEXIS 32955 (S.D. Tex. April 22, 2008). Consistent with the Division's findings, the district court ruled that the principles in the proposal relating to advertising and marketing, the sale of goods and services and charitable contributions all related to ordinary business matters. Finding that certain of the proposed principles did not implicate the social policy underlying the proposal, the court stated that "because the [p]roposal must be read with all of its parts, the [p]roposal is properly excludable under Rule 14a-8(i)(7)." Finally, the court noted that the principles proposed sought to "micromanage the company to an unacceptable degree." *Id.* at *22.. See also , e.g., *Tootsie Roll Industries, Inc.* (January 31, 2002); *Anheuser-Busch Companies, Inc.* (January 21, 2000); *American Telephone and Telegraph Corp.* (December 28, 1995).

Accordingly, even if the Proposal may be inferred as addressing a social policy issue, the overriding purpose of the Proposal is to focus on the specific issues or organizations that receive the Company's support. The supporting statement specifically references "public policy positions that are contrary to the economic interest of consumers who buy Company products" and "controversies that…needlessly expose the Company to negative publicity, criticism and boycotts." In recent years, certain groups have issued "action alerts" and implemented boycotts of PepsiCo products stemming from PepsiCo's support of promotions and programs that promote diversity and inclusion, which decisions were made by management after careful consideration and deliberation of business and other issues. Consistent with the Staff's findings above, PepsiCo's decisions concerning the promotion of its products is an ordinary business matter that is too complex for the shareholders to micro-manage.

As discussed above, the elements of the Proposal requesting a report assessing and evaluating the Company's public policy advocacy activities make the Proposal no different than the proposals about which the Staff concurred involved ordinary business matters. Thus, regardless of whether other elements of the Proposal may be deemed to implicate general policy issues, these elements render the Proposal excludable. Accordingly, based on the precedent described above and the Proposal's emphasis on ordinary business matters regarding involvement in public policy advocacy activities relating to the Company's products, services and operations, the Proposal may be excluded in its entirety under Rule 14a-8(i)(7).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2010 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If we can be of any further assistance in this matter, please do not hesitate to call me at 914-253-3623 or contact me by email at thomas.tamoney@pepsi.com.

Sincerely,



Thomas H. Tamoney, Jr.
Senior Vice President, Deputy General Counsel and Assistant Secretary
PepsiCo, Inc.

Cc: National Legal and Policy Center
107 Park Washington Court
Falls Church, VA 22046
Attn: Peter Flaherty, President
Fax 703-237-2090

Exhibit A

National Legal and Policy Center



"promoting ethics in public life"

11/23/09 Megan
Tom
Don
Paul

November 23, 2009

Mr. Larry D. Thompson
Secretary
PepsiCo
700 Anderson Hill Road
Purchase, NY 10577-1444

VIA FAX 914-253-3051

Dear Mr. Thompson:

I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the PepsiCo ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

National Legal and Policy Center (NLPC) is the beneficial owner of 54 shares of the Company's common stock, which shares have been held continuously for more than a year prior to this date of submission. NLPC intends to hold the shares through the date of the Company's next annual meeting of shareholders. The attached letter contains the record holder's appropriate verification of NLPC's beneficial ownership of the aforementioned Company stock.

The Proposal is submitted in order to promote shareholder value by requesting a Lobbying Priorities Report.

I will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact me at the number below. Copies of correspondence or a request for a "no-action" letter should be forwarded to me at the address below.

Sincerely,

Peter Flaherty
President

Enclosures: Shareholder Resolution: Lobbying Priorities Report
Letter from Fidelity


RECEIVED
NOV 25 2009

107 Park Washington Court • Falls Church, VA • 22046
703-237-1970 • fax 703-237-2090 • www.nlpc.org

Lobbying Priorities Report

Whereas:

PepsiCo's primary responsibility is to create shareholder value. The Company should pursue legal and ethical means to achieve that goal, including identifying and advocating legislative and regulatory public policies that would advance Company interests and shareholder value in a transparent and lawful manner.

Resolved: The shareholders request the Board of Directors, at reasonable cost and excluding confidential information, report to shareholders on the Company's process for identifying and prioritizing legislative and regulatory public policy advocacy activities. The report should:

1. Describe the process by which the Company identifies, evaluates and prioritizes public policy issues of interest to the Company;

2. Identify and describe public policy issues of interest to the Company;

3. Prioritize the issues by importance to creating shareholder value; and

4. Explain the business rationale for prioritization.

Statement of Support:

The Company's public policy positions and related advocacy activities should be developed and prioritized based on sound, fact-based analyses and not on "political correctness," pressure from anti-business activists, and/or the ideological preferences of Company executives.

Involvement in public policy controversies that have nothing to do with the core mission of the Company needlessly exposes the Company to negative publicity, criticism and boycotts.

Embracing public policy positions that are contrary to the economic interests of consumers who buy Company products, or the preservation of the free-enterprise system as a whole, harms shareholder value.

Absent a system of reporting, shareholders cannot properly evaluate the Company's process by which it takes, prioritizes and promotes its public policy positions.

National Financial Services, LLC
Operations and Services Group

500 Salem Street OS2S, Smithfield, RI 02917



November 17, 2009

Corporate Secretary
PepsiCo

Re: Shareholder Resolution of National Legal and Policy Center

To Whom It May Concern:

This letter is in response to a request from Mr. Peter Flaherty, President of the National Legal and Policy Center.

Please be advised that Fidelity Investments has held 54 shares of PepsiCo beneficially for the National Legal and Policy Center since June 13, 2008.

Per Mr. Peter Flaherty; the National Legal and Policy Center is a proponent of a shareholder proposal submitted to the company in accordance with rule 14(a)-8 of the Securities and exchange act of 1934.

I hope you find this information helpful. If you have any questions regarding this issue, please contact a Fidelity representative at 800-544-6666 for assistance.

Sincerely,

Joe Riker
Client Service Specialist

Our File: W596172-13NOV09

National Legal and Policy Center



"promoting ethics in public life"

fax cover sheet

TO: LARRY THOMPSON
SECRETARY, PEPSICO

FR: PETER FLAHERTY

Pages to follow 3 (not including this page)

107 Park Washington Court • Falls Church, VA 22046
phone 703-237-1970 • fax 703-237-2090